May 22, 2019

Garett Rosenblum
Chief Accounting Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

       Re: iStar Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-15371

Dear Mr. Rosenblum:

        We have reviewed your May 6, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 11, 2019 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Income, page 46

1. We have considered your response to comment one. Given that your adjustment relates to gains on prior year transactions, we continue to be unclear how adjusting for such gains provides an accurate reflection of your 2018 operating performance. Please advise or revise future filings accordingly.
      You may contact Wilson K. Lee, Senior Staff Accountant, at (202) 551 - 3468 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551 - 3295 with any questions.
 Garett Rosenblum
iStar Inc.
May 22, 2019
Page 2
                                     Sincerely,
FirstName LastNameGarett Rosenblum
                                     Division of Corporation Finance
Comapany NameiStar Inc.
                                     Office of Real Estate and
May 22, 2019 Page 2                  Commodities
FirstName LastName